Filed Pursuant to Rule 253(g)(2)

File No. 024-10832

GOLDEN DEVELOPING SOLUTIONS, INC.

SUPPLEMENT NO. 1 DATED JUNE 13, 2019

TO THE OFFERING CIRCULAR DATED NOVEMBER 19, 2018

This document supplements, and should be read in conjunction with, the offering circular of Golden Developing Solutions, Inc. (“we”, “our”, “us” or the “Company”), dated November 19, 2018 (the “Offering Circular”), as filed by us with the Securities and Exchange Commission (the “SEC”) on December 14, 2018 as part of our post-qualification amendment (the “Post-Qualification Offering Statement”) that was declared qualified by the SEC on December 14, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

We filed our initial Regulation A Offering Statement under the Securities Act to offer an aggregate of 250 million shares of our common stock pursuant to an exemption from registration under the Securities Act (the “Initial Offering Statement”). The Initial Offering Statement was declared qualified by the SEC on June 12, 2018. From June 12, 2018 through December 14, 2018, we sold 29,180,000 shares our common stock pursuant to the Initial Offering Statement at a price of $0.025 per share for gross proceeds of $729,500. From December 14, 2018 through June 7, 2019, we sold 125,666,664, shares of our common stock pursuant to the Post-Qualification Offering Statement at a price of $0.015 per share for gross proceeds of $1,885,000. There are 95,153,336 shares of our common stock available to be sold pursuant to the Post-Qualification Offering Statement. The 125,666,664 shares of our common stock sold pursuant to the Initial Offering Statement and Post-Qualification Offering Statement are not deemed to be “restricted” securities.

The purpose of this supplement is to:

• •

Disclose the acquisition of all of the assets of Infusionz, LLC, a Colorado limited liability company (“Infusionz”).

Disclose that the Company has engaged a non-exclusive placement/selling agent in connection with this offering until terminated.

 Infusionz Asset Purchase

The following information supplements our Offering Circular:

On March 8, 2019, the Company entered into an Asset Purchase Agreement (the “Infusionz Asset Purchase Agreement”) with Infusionz, pursuant to which the Company acquired all of the assets of Infusionz. As consideration for the acquisition the Company: (i) issued a note in the principal amount of $2,400,000 with a 3% interest rate per annum, due in 24 equal monthly payments beginning in June 2019; and (ii) issued 147,250,382 shares of our common stock in the fair value of $2,600,000. The Company also agreed to fund the new subsidiary with $300,000 in cash within two months of the acquisition date. The acquisition closed on March 9, 2019. As part of the asset purchase transaction with Infusionz, a company controlled by John Sosville (a member of the Board of Directors of the Company) will be paid a fee of $150,000 for his representation of the sellers of Infusionz.

In connection with the Infusionz Asset Purchase Agreement, the Company entered into employment agreements with two employees of Infusionz. The employees will receive a combined total salary of $270,000 per year over the two year term of the agreement, with automatic one year renewals thereafter. The Company agreed to issue stock options with a total combined value of $2,000,000, with portions to be vested immediately upon execution of the agreement, and others vesting monthly over the term. The options will have a 10 year term, and an exercise price based on the closing price of the Company’s stock at the execution of the agreement. The employment agreements also provide for combined earn out payments of up to $2,000,000 over a period of four years depending on sales targets being met.

Placement/Selling Agent Engagement

The following information supplements our Offering Circular:

On May 25, 2019, the Company entered into that certain Engagement Agreement (the “Engagement Agreement”), with a non-exclusive placement/selling agent in connection with this offering until terminated. Pursuant to the terms of that certain Engagement Agreement, the Company shall pay the placement agent (i) a cash fee in the amount of 10% of the securities sold; and (ii) warrants to purchase the Company’s common stock in the amount equal to 10% of the securities issued at the exercise price equal to the investor’s exercise price or an exercise price equal to the price of the securities if there are no warrants issued to investors (the “Warrants”). The Warrants shall have a term of five years and shall be exercisable on a cashless basis.